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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING
                                                SEC FILE NUMBER       0-16523
                                                CUSIP NUMBER        55646L206
(Check One):
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:  March 31, 1999
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)
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PART I -- REGISTRANT INFORMATION
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                             Madera International, Inc.
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Full Name of Registrant
                             N/A
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Former Name if Applicable
                             2600 Douglas Road - Suite 1004
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Address of Principal Executive Office (Street and Number)
                             Coral Gables, FL 33134
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)
      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[ ]   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.
N/A

PART III -- NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


Registrant changed accountants after the close of its fiscal year. The new accountants attempted to have their work done by the due date, but have informed Registrant that they will require an additional 30 days to complete their required audit procedures. The new accountants have visited with the accountants that were replaced and obtained the required work papers for prior years audits. These work papers must be reviewed and compared to current information and this will require the additional period of time. The valuation of some of the assets is being reviewed and compared to existing data. There appears to be no major adjustments that are required, but the work must be completed before an assurance of the values can be given. Since much of the data comes directly from Brazil and Peru and since this data is being reviewed for the first time by the new accountants the additional time is required.

Therefore an extension till the end of July, 1999 is requested.


PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      Ramiro Fernandez-Moris, President      (305)            774-9411
      ----------------------             -----------       ------------------
      (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [X] Yes    [ ] No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant shows revenues and profits beyond the results of the similar period in the prior fiscal year. This is the result of the application of funding received by Registrant. The revenues for the fiscal year 1999 were $5,252,000 versus $4,360,000 for fiscal 1998 and the earnings for fiscal 1999 were $1,239,000, or $0.014 per share versus a profit of $1,237,000, or $0.016 for fiscal 1998. There were  approximately  88 Million shares  outstanding at fiscal
1999 versus 72 Million in fiscal 1998. These numbers are subject to audit adjustments. The auditors have not informed Registrant of any significant required adjustments, however, they are in the process of reviewing present and past valuations both provided and to be provided prior to the completion of their audit.


                           MADERA INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1998                By /s/ Ramiro Fernandez-Moris
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                                    Ramiro Fernandez-Moris, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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